DXI Closes Gross Proceeds of C$959,832 in Brokered Equity Financing at C$0.03 per Unit

VANCOUVER, BRITISH COLUMBIA, December 3, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and natural gas exploration and production company operating projects in Colorado's Piceance Basin and the Peace River Arch region in British Columbia today announced that it closed a brokered private placement with gross proceeds of C$959,832 (net proceeds of C$944,184) by way of the issuance of 31,994,400 Units at C$0.03 per Unit. Each Unit consists of one (1) common share (a "Share") and one full common share purchase warrant (a "Warrant") entitling the holder to acquire an additional Share at a price of C$0.04 per share for a period of one (1) year from the date of issuance. The net proceeds will be used to convert the Company's natural gas processing facilities at Woodrush in NE B.C. to a methanol production facility and general working capital.

Due to strong investor interest, the Company received TSX approval to increase the size of the equity financing from C$750,000 (25,000,000 Units at C$0.03 per Unit) to up to C$1,200,000 (40,000,000 Units at C$0.03 per Unit). TSX conditional approval was subject to the Company obtaining shareholder approval to issue greater than 25% of the Company's pre-financing issued and outstanding number of Shares. On November 6, 2019, the Company announced, in accordance with Toronto Stock Exchange ("TSX") rules, it had received approval, by way of written consent from its shareholders, which currently hold 114,765,669 Shares representing 53% of the issued and outstanding Shares of the Company on a non-diluted basis, to issue greater than 25% of the current issued and outstanding number of Shares of 216,518,351.Following closing of this private placement, there will be 248,512,751 Shares issued and outstanding on a non-diluted basis.

Closing of the private placement is subject to receipt of final regulatory approvals.

President and CEO Simon Raven states: "This new capital will be applied to fund the initial methanol plant design and development costs, as well as general working capital for ongoing oil and natural gas production operations. We are presently engaged in the process of securing project financing for the methanol plant, including discussion with methanol distributors in NE B.C. and NW Alberta and methanol plant EPC contractors in both the United States and Canada. We look forward to reporting to all stakeholders as certain project milestones are completed and additional progress is achieved".

Animus Capital Partners Inc. of Calgary acted as the exclusive Agent to the Company.

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties and construction of facilities for the production of methanol for domestic and export markets. Additional information on these and other factors, which could affect DXI Energy Inc.'s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.
Simon Raven David Matheson
Director, President & CEO CFO
403-875-2508 604-638-5054
sraven@dxienergy.com dmatheson@dxienergy.com